EXHIBIT 99.1

BrainsWay Broadens Partnership with Katie’s Way Plus Through Order of an Additional 18 Deep TMS™ Systems

Katie’s Way Provides Lifesaving Mental Health Treatment Nationally with a Focus on Servicemembers, Veterans, and their Families

BURLINGTON, Mass. and JERUSALEM, March 18, 2024 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, announced today that its significant existing partner, Katie's Way Plus, which provides comprehensive mental health services tailored to the unique needs of active duty military members, veterans, and their families, has ordered an additional 18 Deep Transcranial Magnetic Stimulation (Deep TMS™) systems. Katie’s Way Plus will now grow to an extensive network of approximately 40 Deep TMS systems.

“We are delighted to continue supporting Katie's Way Plus in its pivotal mission of delivering specialized care to U.S. service members, veterans, and their families,” said Chris Boyer, BrainsWay’s Vice President of Marketing. “The efficacy demonstrated by BrainsWay's advanced Deep TMS technology in the treatment of depression is transformational. We are confident that the further expansion of this partnership will bring renewed hope and healing to countless families both in and out of uniform.”

“The broadening of this important partnership reflects our continued success in attracting large enterprise customers nationwide,” said Hadar Levy, Chief Executive Officer of BrainsWay. “The synergistic alliance between BrainsWay and Katie's Way Plus is poised to meaningfully impact the landscape of mental health care for military personnel, ensuring access to cutting-edge solutions tailored to their unique needs.”

“Katie's Way was established in memory of my daughter, Katie, whose tragic battle with depression serves as our driving force,” said Jeff Mathis, Founder of Katie’s Way. “Our aim is to prevent other families from enduring similar hardships. The acquisition of these additional BrainsWay systems is a testament to our rapidly expanding network and enables us to extend our reach, offer hope, and ultimately save more lives.”

Since September 11, 2001, the prevalence of mental health conditions has risen drastically within the veteran community. Diagnosed cases of major depressive disorder have increased 32% since that time, and doctor visits for the condition now account for nearly 10% of all military health network appointments. The most well-known and publicized statistic among the military community is the high rate of suicide. In one study conducted across 27 states, it was found that the suicide rate among veterans is 50% higher than non-veterans1.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

About Katie’s Way
Katie’s Way TMS is a trailblazing mental health care provider with a heartfelt commitment to improving the lives of active duty military service members, veterans, and their families. Founded by Jeff Mathis, our mission is deeply rooted in a profound personal loss. Jeff’s daughter, Katie, tragically lost her battle with depression, inspiring him to establish Katie’s Way with a resolute determination to prevent others from experiencing a similar tragedy. At Katie’s Way TMS, our focus is clear: to provide specialized care, hope, and healing to those who have selflessly served our nation. We understand the unique challenges that military members, veterans, and their families face when it comes to mental health, and we are dedicated to addressing these challenges head-on. With unwavering commitment, Katie’s Way TMS strives to make a meaningful impact by providing accessible, evidence-based care to individuals who have sacrificed so much for our country. Our journey is driven by the memory of Katie and the hope that no other family will have to endure the pain of losing a loved one to depression. Katie’s Way currently operates 5 treatment facilities in the United States, and plans to expand to up to 15 clinics this year. To learn more, please visit www.katieswayplus.com.

Forward-Looking Statement
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:

BrainsWay:
Ido Marom
Chief Financial Officer
844-386-7001 ext. 5
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
646-889-1200
britchie@lifesciadvisors.com

Media Contact:
Chris Boyer
844-386-7001 ext. 2
Chris.Boyer@BrainsWay.com

1 https://pubmed.ncbi.nlm.nih.gov/34283458/